SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Brown Advisory Funds

Address of Principal Business Office:

901 South Bond Street, Suite 400
Baltimore, Maryland 21231

Telephone Number (including area code): (410) 537-5400

Name and Address of Agent for Service of Process:

David M. Churchill, President and Principal Executive Officer
Brown Advisory Funds
901 South Bond Street, Suite 400
Baltimore, Maryland 21231

With Copies to:
Patrick W.D. Turley
Dechert LLP
1775 I Street, NW
Washington, DC 20006

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A: Yes [X] No [   ]

SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Baltimore and the State of Maryland on the 4th day of May, 2012.

Brown Advisory Funds
By:	/s/ David M. Churchill
David M. Churchill
President and Principal Executive Officer

Attest:	/s/ Tyler J. Mills
Tyler J. Mills
Vice President